                                                                 EXHIBIT 23.4(A)

To the Board of Directors
and Shareholder of
Fiskars Power Systems AS


     We consent to the incorporation by reference in amendment No. 1 to the registration statement on Form S-3 of Exide Electronics Group, Inc. of our report dated March 15, 1996 with respect to the balance sheets of Fiskars Power Systems AS as of September 30, 1995 and December 31, 1994 and 1995, and the related statements of income and retained earnings and of cash flows for the nine months ended September 30, 1995 and each of the years in the three-year period ended December 31, 1995, which report appears in the Form 8-K/A of Exide Electronics Group, Inc., dated July 9, 1996 and to the reference to our firm under the heading "Experts" in the prospectus.


Oslo, Norway

October 28, 1996

KPMG as

Tom Myhre

State Authorized Public Accountant